kspreen@calfee.com 216.622.8826 Direct	Calfee, Halter & Griswold LLP Attorneys at Law The Calfee Building 1405 East Sixth Street Cleveland, Ohio 44114-1607 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

May 25, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LNB Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-180906

Ladies and Gentlemen:

On behalf of LNB Bancorp, Inc. (the “Company”), we are transmitting for filing via the EDGAR system Amendment No. 2 to the above-captioned Registration Statement (“Amendment No. 2”). Amendment No. 2 has been marked to indicate the changes to the Registration Statement in accordance with the provisions of Rule 310 of Regulation S-T.

Amendment No. 2 has been filed for the purpose of revising certain disclosure in the prospectus supplement relating to the auction process. Please see the revised disclosure contained on the cover page of the prospectus supplement, and in the “Summary,” “Risk Factors” and “Auction Process” sections of the prospectus supplement.

Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned or, in my absence, John Jenkins ((216) 622-8507, jjenkins@calfee.com).

Very truly yours,

/s/ Kristofer K. Spreen

Kristofer K. Spreen

cc:	Daniel E. Klimas
Gary J. Elek
John J. Jenkins

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